UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, May 2014

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2014	PRECISION DRILLING CORPORATION

	By:	/s/ Joanne L. Alexander
	Name:	Joanne Alexander
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit	DESCRIPTION

31.1	Certification of President and Chief Executive Officer, Kevin A. Neveu, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

31.2	Certification of Executive Vice President and Chief Financial Officer, Robert J. McNally, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.1	Management’s Discussion and Analysis for the period ended March 31, 2014.

99.2	Consolidated Financial Statements for the period ended March 31, 2014.